





UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68389

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SOFI SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

234 1ST STREET
(No. and Street)

San Francisco	CA	94105
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AKIVA NIMCHINSKY (415) 903-5257
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

555 Mission Street, Suite 1400	San Francisco	CA	94105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, AKIVA NIMCHINSKY _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
SOFI SECURITIES LLC _____ , as

of DECEMBER 31 _____ , 20 20 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:



Signature

Principal Financial Officer

Title



Notary Public

YAAKOV GOLDING
Notary Public-State of New York
No. 01GO5265255
Qualified in Rockland County
Commission Expires July 09, 20 2 4

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOFI SECURITIES LLC

Statement of Financial Condition and Independent Auditors' Report for the year ended December 31, 2020

This report is filed in accordance with Rule 17a5-(e)(3) under the Securities Exchange Act of 1934 as a **PUBLIC DOCUMENT**

TABLE OF CONTENTS

Independent Auditors' Report 1

Financial Statements

Statement of Financial Condition 2

Notes to the Statement of Financial Condition 3

Deloitte & Touche LLP
555 Mission Street
Suite 1400
San Francisco, CA 94105
USA

Tel:+1 415 783 4000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and the Board of Directors of Social Finance, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial position of SoFi Securities LLC (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Deloitte + Touche LLP

March 11, 2021

We have served as the Company's auditor since 2019.

SOFI SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

ASSETS

Cash	$	38,394,509
Cash - segregated under federal regulations		3,732,909
Due from member and intermediary banks		8,757,793
Software, net		291,667
Securities owned		1,577,060
Prepaid expenses and other assets		11,981,945
Total assets	$	64,735,883

LIABILITIES AND MEMBER'S EQUITY

Accounts payable and accrued liabilities	$	1,380,595
Due to intermediary banks		3,380,421
Payable to brokerage clients		4,441,618
Due to affiliates (Note 3)		3,223,115
Total liabilities		12,425,749
Commitments and contingencies (Note 7)		
Member's equity		52,310,134
Total liabilities and member's equity	$	64,735,883

The accompanying notes are an integral part of the Statement of Financial Condition

SOFI SECURITIES LLC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

1. Nature of business and summary of significant accounting policies

Nature of business

SoFi Securities LLC (the "Company") is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") pursuant to section 15(b) of the Securities Exchange Act of 1934, as amended ("the Act") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company's operations consist of operating a cash management account and bank sweep program, in addition to facilitating brokerage transactions through our introductory relationship with APEX Clearing Corporation ("Clearing Broker"), as discussed below.

The Company is wholly owned by Social Finance, Inc. (the "Parent") and is affiliated with SoFi Wealth, LLC ("SoFi Wealth"), an investment advisor registered with the SEC and wholly owned by our Parent. The Company is also affiliated with SoFi Digital Assets LLC, a money transmitter that is licensed by various states and is wholly owned by the Parent.

Introducing arrangement

In July 2015, the Company entered into a clearing agreement with our Clearing Broker, who executes, clears and settles all customer securities transactions on a fully disclosed basis. Therefore, as it relates to the foregoing, the Company does not carry or clear customer accounts. The Company's agreement with its Clearing Broker provides that the Clearing Broker will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act. Our Clearing Broker also performs all services customarily performed thereon, including the preparation and distribution of customer's confirmation and statements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Self-clearing bank sweep program

On November 29, 2017, the Company received regulatory approval from FINRA to implement a bank sweep program wherein its customers may place funds on deposit with the Company, which are then swept out and placed on deposit with member banks within the program (the "Bank Sweep Program"). This approval removed the exemptive relief provided under subparagraph (k)(2)(ii) of SEC Rule15c3-3 ("the Customer Protection Rule") thereby making the Company fully subject to the Customer Protection Rule and requiring the Company to hold customer funds in transit in a special reserve account. Beginning in February 2018 the Company began operating the Bank Sweep Program through the use of an originating partner bank which facilitates the flow of funds from our customers to the Company, an intermediary bank which facilitates the flow of funds from the Company to the member banks, and the member banks which hold the customer funds.

Basis of presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash is held at major financial institutions and is subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations. Included in the cash balance is $1,983,632, which was segregated under federal regulations on January 4, 2021.

Cash – segregated under federal regulations

Cash segregated and on deposit for regulatory purposes consists primarily of qualified deposits in a special reserve bank account for the exclusive benefit of customers under the Customer Protection Rule. At December 31, 2020 the balance was $3,732,909.

Due from member and intermediary banks

Due from member and intermediary banks represent cash advances provided by the Company to facilitate customer transactions with merchants and other banks. The advances are settled between the Company and the member and intermediary banks on the next business day.

Software, net

Software includes purchased software and is amortized utilizing the straight-line method of amortization over a three-year useful life.

Prepaid expenses and other assets

Prepaid expenses and other assets primarily consist of prepaid customer acquisition costs which are amortized using the units of production method consist and expensed as new customer accounts are funded.

Securities owned

Securities owned are recorded at fair value based on quoted market prices or other observable market data and rely on Level 1 inputs.

A summary of securities owned at December 31, 2020 is as follows:

Equities	$	38,011
Exchange Traded Funds	$	1,539,049
Total	$	1,577,060

Due to intermediary banks

Due to intermediary banks represents customer cash withdrawals from the Self Clearing Bank Sweep Program that have not yet settled with intermediary banks. The amounts are typically settled between the Company and the intermediary banks on the next day.

Payable to brokerage clients

Payables to brokerage clients represent cash received from customers that has yet to be swept to a member bank as a part of the Self Clearing Bank Sweep Program. The amounts are typically settled between the Company and the member banks on the next day.

Fair value of assets and liabilities

Fair value is defined as the price that would be received to sell an asset or the price paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurement accounting guidance describes the fair value hierarchy for disclosing assets and liabilities measured at fair value based on the

inputs used to value them. The fair value hierarchy maximizes the use of observable inputs and minimizes the use of unobservable inputs. Observable inputs are based on market pricing data obtained from third-party sources independent of the Company. A quoted price in an active market for an identical asset or liability provides the most reliable evidence of fair value and is generally used to measure fair value whenever available.

Unobservable inputs reflect management's judgment about the assumptions market participants would use in pricing the asset or liability. Where inputs used to measure fair value of an asset or liability are from different levels of the hierarchy, the asset or liability is categorized based on the lowest level input that is significant to the fair value measurement in its entirety. Assessing the significance of a particular input requires judgment. The fair value hierarchy includes three levels based on the objectivity of the inputs as follows:

> Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

> Level 2 – Quoted prices for similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active, or other observable inputs other than quoted prices.

> Level 3 – Unobservable inputs for the asset or liability, including situations where there is little, if any, market activity for the asset or liability.

The Company's assets and liabilities measured at fair value on a recurring basis include securities owned, which rely on Level 1 inputs. The Company uses the market approach to determine the fair value of assets and liabilities and uses quoted prices in active markets for an identical asset or liability to measure the fair value of assets and liabilities.

Income taxes

The Company is a single member limited liability company, which is treated as an entity disregarded as separate from its owner for federal and state income tax purposes, and therefore does not pay income taxes in any jurisdiction. At December 31, 2020, management determined that the Company had no uncertain tax positions that would require financial statement recognition.

Recently adopted accounting pronouncements

Measurement of Credit Losses on Financial Instruments

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments*. This ASU requires timelier recording of credit losses on loans and other financial instruments. This standard aligns the accounting with the economics of lending by requiring banks and other lending institutions to immediately record the full amount of credit losses that are expected in their loan portfolios. The new guidance requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions and reasonable and supportable forecasts. This standard requires enhanced disclosures related to the significant estimates and judgments used in estimating credit losses, as well as the credit quality and underwriting standards of an organization's portfolio. Additionally, the new guidance amends the accounting for credit losses on available-for-sale debt securities and purchased financial assets with credit deterioration.

Subsequently in November 2018, the FASB issued ASU 2018-19, *Codification Improvements to Topic 326, Financial Instruments—Credit Losses*, which extended the transition date of the amendments in ASU 2016-13 to January 1, 2022, with early application permitted. At the time of adoption, the standard applied to our measurement of expected credit losses on trade accounts receivable from contracts with customers, certain financing receivables and certain loan repurchase reserves representing guarantees of credit exposure. We adopted ASU 2016-13 on January 1, 2020, and there was not a material impact on our Consolidated Balance Sheet.

Codification Improvements to Financial Instruments

In March 2020, the FASB issued ASU 2020-03, *Codification Improvements to Financial Instruments*, which revised a wide variety of topics in the Codification with the intent to make the Codification easier to understand and apply by eliminating inconsistencies and providing clarifications. ASU 2020-03 was effective immediately upon its release in March 2020 and had an immaterial impact on our consolidated financial statements.

2. Fair value measurements

Certain carrying amounts of the Company's financial instruments, including cash, cash - segregated under federal regulations, due from member and intermediary banks, prepaid expenses and other assets, accounts payable and other accrued liabilities, approximate fair value due to their short-term nature.

The following table presents information about the Company's assets and liabilities that are measured at fair value as of December 31, 2020:

	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of December 31, 2020
Securities owned:				
Common stock, including exchange traded funds	$ 1,577,060	$ —	$ —	$ 1,577,060

The Company did not have any transfers between Level 1 and Level 2 during the period ended December 31, 2020.

3. Related-party transactions

As of December 31, 2020, the amounts due to affiliates were as follows:

Due to SoFi Wealth	$	442,396
Due to Parent		2,780,719
Total Due to affiliates	$	3,223,115

On March 31, 2017, the Company entered into an Investment Advisor Services Agreement ("IASA") with an affiliate, SoFi Wealth. SoFi Wealth is an SEC registered Investment Advisor providing financial advisory services primarily to retail investors. SoFi Wealth refers advisory clients to the Company to open brokerage accounts on a fully disclosed basis and carried by the Clearing Broker. Under the IASA, SoFi Wealth retains the right to request repayment from the Company of all customer account fees and clearing expenses relating to the advisory accounts covered by the IASA. During the period of January 1 to December 31, 2020, SoFi Wealth paid approximately $5,014,344 in fees relating to the advisory accounts on behalf of the Company which has been fully allocated to the Company. As of December 31, 2020, $442,396 remains outstanding and is presented within Due to affiliates on the Statement of Financial Condition.

In April 2019 the Company and its Parent, pursuant to a Management Services Agreement (the "Agreement"), agreed that the Parent will assume responsibility for certain indirect operating expenses incurred by the Company in accordance with FINRA Notice to Members 03-63 (the "Notice"). Consistent with the provisions set forth in the Notice, the Company maintains a schedule of indirect operating expenses paid for by the Parent on behalf of the Company. As of December 31, 2020, the Company has an amount Due to Parent of 2,780,719 relating to direct expenses paid by the Parent on behalf of the Company, which is presented within Due to affiliates on the Statement of Financial Condition.

Executives and directors may apply for the Company's products. The Company believes all such transactions by related persons were made in the ordinary course of business.

4.   Off balance sheet transactions

In the normal course of business, the Company maintains a Bank Sweep program that sweeps customer funds between a firm-owned and firm-operated account and a series of member banks through the assistance of an originating partner bank and an intermediary bank. Once the funds have reached the member bank accounts, the amounts are removed from the Company's balance sheet. As of December 31, 2020, the total amount held at member banks was $511,577,398. Additionally, there were $4,441,618 of customer funds in transit which are recorded as Payable to brokerage clients on the Statement of Financial Condition.

5.   Regulatory requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Exchange Act Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company elected to use the alternative method, permitted by Exchange Act Rule 15c3-1, which requires that the Company maintain net capital equal to the greater of $250,000 or 2% of aggregate debit items. These regulations also prohibit a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to its parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC and other regulators prior to repaying subordinated borrowings, paying dividends and making loans to its parent, affiliates or employees, or otherwise entering into transactions, which, if executed, would result in a reduction of 10% or more of its excess net capital (net capital less minimum requirement). The SEC and FINRA have the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.

As of December 31, 2020, the Company had net capital of $40,168,563, which was $39,918,563 in excess of its required net capital of $250,000.

The Company is also subject to the SEC Customer Protection Rule (SEC Rule 15c3-3), which requires the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers. Amounts included in Cash - segregated under federal regulations represent actual balances on deposit. Cash required to be segregated and on deposit for regulatory purposes at December 31, 2020 totaled $4,441,618 and the balance in the reserve account was $3,732,909. On January 4, 2021, the Company deposited $1,983,632 into its segregated reserve bank account to satisfy the reserve requirement.

6.   Concentrations of credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

7.   Commitments and contingencies

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has therefore not recorded any contingent liabilities related to these indemnifications as of December 31, 2020.

8.   Subsequent events

The Company evaluated events through March 11, 2021, the date that these financial statements were available to be issued and determined that there were no subsequent events requiring adjustment or disclosure in these financial statements.